EXHIBIT 21.01

LIST OF REGISTRANT’S SUBSIDIARIES

Entity	State/Country of Incorporation

Domestic

apps.com, Inc.	Delaware
Boston Light Software Corp.	Massachusetts
Computing Resources, Inc.	Nevada
EmployeeMatters, Inc.	Delaware
EmployeeMatters Insurance Agency, Inc. (subsidiary of EmployeeMatters, Inc.)	Connecticut
EmployeeMatters Insurance Agency of Massachusetts LLC (subsidiary of EmployeeMatters, Inc.)	Massachusetts
Intuit Ventures Inc.	Delaware
Lacerte Educational Services, Inc.	Delaware
Lacerte Software Corporation	Delaware
Quicken Investment Services, Inc.	Delaware
Quicken Loans Inc.	Michigan
SecureTax.com, Inc.	Delaware
Title Source, Inc.	Michigan
Turning Mill Software, Inc.	Delaware

International

Greenpoint Software, an Intuit Company	Canada
Intuit Canada Limited	Canada
Intuit K.K	Japan
Intuit Limited	United Kingdom